CHAIRMAN’S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

THURSDAY, 28 OCTOBER 2010

Good morning ladies and gentlemen and welcome to the 22nd Annual General Meeting of Orbital Corporation Limited.  My name is Peter Day and I will be chairing today’s meeting.

We have a quorum of shareholders present, so I am pleased to declare the meeting open.

With us today are my colleague Non-Executive Directors, Dr Vijoleta Braach-Maksvytis, Mr Grahame Young and Dr Merv Jones, together with our Managing Director and Chief Executive Officer, Terry Stinson and Mr Ian Veitch our Company Secretary. Also present is Mr Keith Halliwell, our Chief Financial Officer.

In addition, we have with us today Mr Geoff Lotter, representing our auditors, Ernst & Young.

Let me at the outset give you an overview of this morning’s agenda:

Firstly I would like to give you a summary of the key features of Orbital’s past year, including a financial review;

Secondly the strategic achievements;

and Thirdly and finally an outlook for the future.

Terry Stinson will then provide a more detailed operational and strategic review and his thoughts on the future, after which we will conduct the formal business of the meeting. We will then take questions from the floor.

(Slide - Profit &loss account)

Financial Results

As you would be aware Orbital generated a profit after tax of $4.5 million for the year ended 30 June 2010; this included a profit on the restructure of our long term loan of $7.7 million. The underlying trading result was a loss of  $3.2 million.

In general the 2010 financial year saw a recovery in the markets in which we operate compared to the lows experienced in the global financial crisis. Consolidated revenue increased by 5.2% to $17.0 million and our equity accounted joint venture Synerject increased revenue by 21% to US$90.4 million.

The underlying operating result, albeit a loss, improved by $2.4 million compared to the prior year and Orbital returned to underlying profit in the 2nd half year.

A significant part of the sales and services we provide are offshore and the strong Australian dollar adversely impacted the result by approximately $1.0 million compared to the prior year.

We are very pleased to report that the loan from the West Australian Government was restructured during the year. The $19.0 million loan, which was due for repayment in full in May 2014, was reduced by approximately $4.7 million with the repayment of the remaining $14.3 million extended over the next 15 years. Most importantly the loan remains interest free over the full term of the loan. The restructure generated a profit of $7.7 million with a corresponding increase in net assets. This restructure is very important for Orbital. Not only have we realised the cashflow benefits outlined above; in addition, a significant uncertainty affecting the Company’s future has been eliminated.

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As noted earlier, Synerject, Orbital’s joint venture with Continental Corporation, increased revenue from US$74.6 million to US$90.4 million in the 2010 financial year with a corresponding increase in profit to US$4.7 million; up 30% year on year.

The revenue increase was derived for a number of reasons. Important markets such as the North American marine sector stabilised during the year, 2010 was the 1st full year of the newly acquired North American engine management system business and growth of newly introduced product such as snowmobiles.

Orbital’s equity accounted Synerject result of $1.9 million was a little higher than the prior year. The reported result in the 2010 financial year was negatively impacted by the strengthening Australian dollar and dissimilar accounting standards in Australia and the US.

Particularly pleasing was Synerject’s operating cashflow of US$6.0 million compared to US$1.7 million in the 2009 financial year. This was after financing the 20+% growth in the business, including capital expenditure. Notwithstanding the requirement to pay dividends to its parents, Synerject reduced it’s gearing ratio to only 20% compared to 56% at 30 June 2009.

The Synerject business model, ie. recovery of technology investment through the sale of parts has been successful. Synerject has been profitable and cashflow positive throughout the global financial crisis and is now well positioned, in its specialist markets, to grow through product development and market recovery. Orbital’s strategy is to replicate the Synerject business model in niche alternative fuel markets with the 1st step being the investment in Orbital Autogas Systems (OAGS).

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Alternative Fuels. As I foreshadowed at the Annual General Meeting last year the 2010 financial year was a year of investment in the LPG retrofit market, particularly latest technology Liquid LPG aftermarket kit development and the associated footprint for this new business.  As a result, OAGS incurred a loss for the year of $1.7 million. Orbital now has more than 30 kits available for popular vehicle models providing the highest level of performance and meeting recently introduced Australian emissions requirements.

OAGS revenue of $6.3 million, similar to the prior year, was underpinned by sales of the current vapouriser LPG system to Ford. Ford is no longer building that Falcon E-Gas model and Orbital has been working with Ford on the development of the next generation LPG system due for release in the 2011 financial year. Orbital will supply increased content for every system sold for the new E-gas vehicle.

In September 2010 we announced the commencement of supply of Liquid Propane Injection (LPi) systems to Australia's premium high performance car manufacturer Holden Special Vehicles (HSV).

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Consulting Services revenue increased by $0.9 million to $9.6 million with a corresponding increase in contribution to $1.0 million compared to $0.3 million in FY2009. Notable engineering programs included the on-going development of a demonstrator engine for a passenger car for Changan utilising Orbital’s FlexDiTM technology to achieve benchmark fuel efficiency. During the year Orbital commenced a program to provide engine management expertise to support Mitchell Corporation’s LNG truck fleet.

Orbital’s heavy-duty engine test facility was commissioned during the year and we are pleased to report that utilisation by fee paying customers is above expectations.

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Licence and Royalty revenue of $1.2 million was 7.5% higher than the 2009 financial year. The revenue was negatively impacted by $0.2 million due to the strengthening Australian dollar, however this was more than compensated by an increase of 45% in marine royalty volumes as that market recovered from recent lows.

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Orbital’s operating cash outflow was $5.0 million compared to $2.1 million in the 2009 financial year. This was a reflection of the increased costs and investment in the OAGS business and an increase in working capital.  In addition Orbital invested in capital items such as the heavy-duty engine testing facility and the Liquid LPG retrofit kits noted previously.

Outlook

This time last year I reported that Orbital was targeting a return to operating profits in FY2011 and we reinforced that guidance when we reported our FY2010 results in August this year.

I must point out that there are uncertainties with respect to that turnaround including, in particular, the timing of the launch of the new Falcon E-gas model utilising our next generation LPG system, and the order intake for the consulting business. As demonstrated last year, we are also dependant on the strength of the Australian dollar, which has not and is not moving in our favour at the moment. However I am pleased to report that Orbital’s management accounts for the 1st quarter ended 30th September (unaudited of course) show a small profit and a $1.3 million improvement on the result for the same quarter last year.

Comments on the outlook for our major revenue streams are as follows:

We are confident that Synerject will maintain revenue growth as new products are introduced and non-automotive markets continue to recover. That improvement will be reflected in Orbital’s equity accounted share of Synerject’s result and Synerject’s strong cash-flow will ensure a continuing dividend stream. Synerject has a strong balance sheet and good cash-flow profile and can support the anticipated working capital increase.

Orbital Autogas Systems will focus on marketing the new Liquid LPG retrofit kits. The overall LPG conversion market in Australia has declined significantly in the last 15 months but we firmly believe that the long-term future of this market will be supported by increased petrol prices and we have confidence in Orbital’s top performance LPG technology. We will also support the release of the next generation Ford Falcon and that will have a significant impact on revenue.

The Consulting Services order book was $3.4 million at 30 June 2010. That is lower than normal and increasing the order intake will be very important this year. The 1st quarter contribution has been under budget, and lower than the same period last year. The consulting services revenue and contribution for the remainder of the year will be dependant on the timing of new programs of which there are a number of good prospects. However we expect the trading performance of quarter 1 to continue in quarter 2 and that will be difficult to recover in the 2nd half.

Capital management. Orbital recently advertised its property in Perth for sale. I am pleased to report that we have had a positive response to the marketing campaign to date and we are progressing the sale process. We will use the proceeds from the sale to invest in cash generating business opportunities while also providing a cash reserve and strengthening the balance sheet.

In summary there are positives and negatives that can be drawn from this business review and outlook. The underlying operating results are improving year on year and we remain resolute to continue that progress. We have some delays such as the launch of the new Ford E-gas model and other factors such as the strong Australian dollar working against us. These uncertainties will make the targeted profit this year difficult to achieve; however we have not lost sight of that objective and will be putting in every effort to get across the line. We will keep shareholders up to date as we progress throughout the year.

Alternative Fuel applications and system supply is the cornerstone of Orbital’s strategy. The Board remains confident that strategically we are on the right track and global economic and environmental drivers will support our confidence and the investments we are making today.

Thank you.

Terry Stinson will now address you; we will then turn to the formal business of the meeting and provide an opportunity for questions.